6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 13, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                    BASF Third-Quarter Results 2003


    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Nov. 13, 2003--

    Difficult third quarter - BASF (NYSE: BF; FWB: BAS; LSE: BFA) proceeds with its restructuring measures

    --  Sales increase slightly despite negative currency effects

    --  EBIT before special items below the previous year's good level

    --  Significant improvement in Agricultural Products & Nutrition

    --  Oil & Gas makes largest contribution to income

    -- Outlook for full-year 2003: EBIT before special items below previous year's level

    In a business environment characterized by high raw material prices, margin pressure and a weak U.S. dollar, BASF Aktiengesellschaft increased its sales in the third quarter of 2003 by
2.1 percent to EUR7.7 billion compared with the same period in 2002. Excluding negative currency translation effects, sales increased by
7.6 percent. Price increases contributed 2.1 percent to sales, but prices still remain at an unsatisfactory level. Sales volumes were up
4.5 percent.
    "The latest figures for our ongoing business give grounds for hope that we have now reached the bottom of the downturn. However, there has still not yet been a real breakthrough. 2003 remains a difficult year, as demonstrated by the weak third quarter," said Dr. Jurgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, at a press conference to present BASF's third-quarter results.
    Third-quarter income from operations (EBIT) before special items fell 31.8 percent to EUR403 million compared with 2002. This unsatisfactory operating result is due mainly to continuing pressure on margins in the Chemicals, Plastics and Performance Products segments. High oil prices kept purchasing prices for naphtha and natural gas high. BASF's chemicals operations remain burdened by overcapacities, especially in the United States and in Europe. Prices could therefore not be increased to the extent necessary.
    EBIT after special items declined 20 percent to EUR374 million. Special charges related mainly to restructuring measures in the NAFTA region and integration costs for the crop protection business acquired by BASF.
    Net income in the third quarter fell 51 percent to EUR120 million. In the third quarter of 2002, the financial result contained tax-free gains from the sale of marketable securities. The absence of these tax-free gains in 2003 led to a significant increase in the tax rate compared with the previous year.
    Third-quarter earnings per share were EUR0.21 compared with EUR0.43 in 2002.
    In the first nine months of 2003, BASF posted cumulative sales of EUR24.8 billion - slightly more than in the same period in 2002. Excluding currency effects, sales would have amounted to EUR26.7 billion, 10.2 percent more than in 2002. At EUR2.2 billion, EBIT before special items in the first nine months was 2.3 percent lower than in 2002.
    Cash provided by operating activities is a good indicator of BASF's financial strength: At just over EUR3.5 billion, the figure for the first three quarters was already significantly higher than the full-year value for 2002 of EUR2.3 billion.

    Outlook: Full-year EBIT before special items lower than in 2002

    "In the summer, it was already clear that major efforts would be needed to match the previous year's earnings level. But our own efforts are not enough if there is not a sustainable improvement in the economic climate. We saw no signs of such an improvement in the third quarter," said Hambrecht. "Although there are currently initial signs of an economic recovery, high raw material costs, unsatisfactory margins in some areas of our chemicals businesses and the weak U.S. dollar will continue to put pressure on our business in the fourth quarter," he continued. Based on a slight increase in sales, BASF expects EBIT before special items to be lower than in the previous year in both the fourth quarter and for the full year.
    Hambrecht also remains realistic when it comes to assessing future economic developments: "Even though more and more indicators are positive and pointing upward, we have to rely on facts rather than moods." He therefore stated that it is too soon to be able to predict when an economic recovery will set in, how strong it will be and how long it will last.
    BASF is therefore focusing on its extensive Group-wide programs and initiatives to optimize its portfolio, reduce costs and restructure its organization. "The success of such measures lies primarily in our own hands," said Hambrecht.

    Share buy-back program to be implemented as planned in 2003

    In the first nine months of 2003, BASF shares have outperformed the EURO STOXX 50 index and have been included in the Dow Jones Sustainability Index for the third year in succession. BASF aims to implement its share buy-back program as planned in 2003, buying buy back shares for a total of EUR500 million. The company intends to continue its share buy-back program in 2004.

    Performance of the segments in the third quarter of 2003

    Agricultural Products & Nutrition and Oil & Gas posted significant increases in sales compared with the strong third quarter of 2002. Chemicals and Plastics maintained sales at the level of the previous year despite the weak dollar. Sales were slightly down in Performance Products.
    The situation is different with regard to EBIT before special items. All segments with the exception of Agricultural Products & Nutrition reported lower income compared with the good third quarter of 2002. This segment improved by more than 36 percent thanks to higher sales volumes as well as extensive cost-reduction measures. As is typical in this sector, third-quarter income was negative due to the seasonal nature of the business.
    At EUR271 million, the largest contribution to income came from the Oil & Gas segment. Sales increased 14.6 percent mainly due to higher volumes in the natural gas trading business. Significantly higher volumes of oil and gas were produced in the exploration and production activities. A higher oil price compared with the same period in 2002 led to an increase in sales, which, however, was partially offset by the weaker U.S. dollar.
    Income in the Chemicals segment was negatively impacted by persistently high raw material costs coupled with competitive pressure. Startup costs following conversion of part of the chlorine production facilities at the Ludwigshafen site to a modern membrane process reduced earnings, as did scheduled maintenance of key production plants.
    A fall in the price of polymers in Europe and the NAFTA region reduced income in the Plastics segment. In addition, fiber intermediates posted a loss. In September, however, the company was able to implement initial price increases for important polymers. The integration of the business acquired from Honeywell is proceeding as planned and initial cost synergies have been realized.
    Third-quarter income in the Performance Products segment also failed to achieve the strong previous year's level. The weak dollar reduced income in the Performance Chemicals and Coatings divisions. The Functional Polymers division improved margins and income despite a difficult market situation.
    BASF is the world's leading chemical company, offering its customers a range of high-performance products, including chemicals, plastics, performance products, agricultural products, fine chemicals as well as crude oil and natural gas. Its distinctive approach to integration, known in German as "Verbund," is its strength. It enables BASF to achieve cost leadership and gives the company a competitive advantage. BASF conducts its business in accordance with the principles of sustainable development. In 2002, BASF had sales of about EUR32 billion (circa $34 billion) and over 89,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt
(BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.
    You can also obtain further information from the Internet at the following address:


www.basf.de/pcon         (English)
www.basf.de/pk           (German)

07:30 a.m. CET           Third Quarter 2003 Interim Report
                         Press Release
                         Photos

11:00 a.m. CET           Speeches by Dr. Jurgen Hambrecht and
                         Dr. Andreas Kreimeyer (live transmission)

11:00 a.m. CET           Speeches by Dr. Jurgen Hambrecht and
                         Dr. Andreas Kreimeyer (printed versions)

    Third-Quarter Results 2003

    July - September 2003 (January - September 2003), published on November 13, 2003

    Overview


BASF Group
                                               3rd
                                             Quarter          Change
Million euro                                  2003       2002  in %
Sales                                          7,740    7,581     2.1
Earnings before interest, taxes,
depreciation and amortization (EBITDA)           957    1,080   (11.4)
Income from operations before special items      403      591   (31.8)
Income from operations (EBIT)                    374      467   (19.9)
Financial result                                (108)     (12)      -
Income before taxes and minority interests       266      455   (41.5)
Net income                                       120      247   (51.4)
Earnings per share (euro )                      0.21     0.43   (51.2)
EBIT before special items in % of sales          5.2      7.8       -
Cash provided by operating activities          1,677    1,205    39.2
Additions to fixed assets (a)                    523      534    (2.1)
Amortization and depreciation (a)                583      613    (4.9)
Segment assets (end of period)(b)             26,483   26,300     0.7
Personnel costs                                1,388    1,436    (3.3)
Number of employees (end of period)           88,045   91,122    (3.4)

(a) Tangible and intangible fixed assets (including acquisitions)
(b) Tangible and intangible fixed assets, inventories and business-related receivables


BASF Group
                                               January - September
                                                                Change
Million euro                                     2003      2002  in %
Sales                                          24,821    24,199   2.6
Earnings before interest, taxes,
depreciation and amortization (EBITDA)          3,801     3,923  (3.1)
Income from operations before special items     2,179     2,231  (2.3)
Income from operations (EBIT)                   2,090     2,098  (0.4)
Financial result                                 (299)       20     .
Income before taxes and minority interests      1,791     2,118 (15.4)
Net income                                        757     1,305 (42.0)
Earnings per share (euro )                       1.34      2.24 (40.2)
EBIT before special items in % of sales           8.8       9.2     -
Cash provided by operating activities           3,555     2,028  75.3
Additions to fixed assets (a)                   2,731     1,538  77.6
Amortization and depreciation (a)               1,711     1,825  (6.2)
Segment assets (end of period)(b)                   -         -     -
Personnel costs                                 4,192     4,441  (5.6)
Number of employees (end of period)                 -         -     -

(a) Tangible and intangible fixed assets (including acquisitions)
(b) Tangible and intangible fixed assets, inventories and business-related receivables


Segments
                                                Income from operations
                                                 before special items
                        Sales            Change                Change
Million
 euro                       2003    2002 in %     2003    2002 in %
3rd
 Quarter
Chemicals                  1,367   1,352    1.1    101     195  (48.2)
Plastics                   2,135   2,159   (1.1)    67     182  (63.2)
Performance Products       1,930   2,027   (4.8)   144     204  (29.4)
Agricultural Products &
 Nutrition                 1,054     902   16.9    (97)   (152)  36.2
Oil & Gas                    927     809   14.6    271     298   (9.1)
Other (a)                    327     332   (1.5)   (83)   (136)  39.0
  Thereof costs of exploratory/
  biotechnological
   research                    -       -      -     44      50  (12.0)
                           7,740   7,581    2.1    403     591  (31.8)

January - September
Chemicals                  4,319   3,953    9.3    380     467  (18.6)
Plastics                   6,595   6,377    3.4    253     491  (48.5)
Performance Products       5,748   6,087   (5.6)   431     529  (18.5)
Agricultural Products &
 Nutrition                 3,855   3,939   (2.1)   349     212   64.6
Oil & Gas                  3,338   2,914   14.6    953     874    9.0
Other (a)                    966     929    4.0   (187)   (342)  45.3
  Thereof costs of exploratory/
  biotechnological
   research                    -       -      -    129     149  (13.4)
                          24,821  24,199    2.6  2,179   2,231   (2.3)

(a) "Other" includes the Fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro- hedged (3rd quarter: euro (14) million/previous year euro (5) million), cumulative: euro 2 million/previous year euro (89) million).


Segments

                                        Income from operations (EBIT)
                                                             Change
Million euro                                    2003    2002 in %
3rd Quarter
Chemicals                                         99     177    (44.1)
Plastics                                          64     182    (64.8)
Performance Products                             135     204    (33.8)
Agricultural Products & Nutrition               (114)   (254)    55.1
Oil & Gas                                        271     298     (9.1)
Other (a)                                        (81)   (140)    42.1
  Thereof costs of exploratory/
  biotechnological research                       44      50    (12.0)
                                                 374     467    (19.9)

January - September
Chemicals                                        370     447    (17.2)
Plastics                                         240     488    (50.8)
Performance Products                             414     533    (22.3)
Agricultural Products & Nutrition                303     104    191.3
Oil & Gas                                        953     874      9.0
Other (a)                                       (190)   (348)    45.4
  Thereof costs of exploratory/
  biotechnological research                      129     149    (13.4)
                                               2,090   2,098     (0.4)

(a) "Other" includes the Fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro- hedged (3rd quarter: euro (14) million/previous year euro (5) million), cumulative: euro 2 million/previous year euro (89) million).


    BASF Group Business Review and Analysis

    --  Slight increase in sales despite negative currency effects

    --  EBIT before special items below the previous year's good level

    -- Outlook for full-year 2003: EBIT before special items below previous year's level

    Sales: In the third quarter, sales increased by 2.1 % compared with the same quarter of the previous year, in particular as a result of higher volumes. Excluding currency effects, sales increased by 7.6 %. It was possible to increase prices only slightly, and they remain unsatisfactory, especially in our chemicals businesses.


Factors influencing sales in comparison with previous year

%                                             3rd Quarter Jan. - Sept.
Volumes                                               4.5         6.1
Prices                                                2.1         3.1
Currencies                                           (5.5)       (7.6)
Acquisitions/divestitures                             1.0         1.0
Total                                                 2.1         2.6


    Earnings: At euro 403 million, income from operations before special items was 32 % lower than in the third quarter of 2002.
    The Oil & Gas segment made the largest contribution to income. In the Agricultural Products & Nutrition segment, income improved significantly, mainly as a result of cost-reduction measures and strong sales of crop protection products in South America.
    The Chemicals, Plastics and Performance Products segments suffered from high raw material prices, which could not be passed on to our customers due to continuing oversupply in the market.
    Restructuring measures in the NAFTA region and integration costs for the fipronil crop protec-tion business resulted in special charges.
    Income from operations after special items declined 20 % to euro 374 million. The financial result fell to euro (108) million and contains special charges related to restructuring measures at non-consolidated companies, in particular to the closure of production sites for printing inks in South America. In 2002, the financial result contained tax-free gains from the sale of marketable securities.
    In the third-quarter of 2003, income before taxes and minority interests fell by 42 % to euro 266 million compared with the previous year.
    The tax rate rose significantly due to the absence of tax-free gains in the financial result. In the third quarter, income taxes for oil production that are non-compensable with German taxes amounted to euro116 million and were below the previous year's value of euro123 million.
    Net income in the third quarter fell 51 % to euro 120 million. Earnings per share were euro 0.21 compared with euro 0.43 in 2002.


                              1st       2nd       3rd       January -
Special items                  Quarter   Quarter   Quarter   September

Million euro                  2003 2002 2003 2002 2003 2002 2003 2002
Special items
- in income from operations     (2)  (4) (58)  (5) (29)(124) (89)(133)
- in financial result            -  114   (3)   -  (27) 130  (30) 244
Total                           (2) 110  (61)  (5) (56)   6 (119) 111


    Outlook: Although there are initial signs of an economic recovery, high raw material costs, unsatisfactory margins in our chemicals businesses and the weak U.S. dollar will continue to put pressure on our business in the fourth quarter. Based on a slight increase in sales, we expect EBIT before special items to be lower than in the previous year in both the fourth quarter and for the full year. We will therefore continue to rigorously implement our measures to increase efficiency and reduce costs.


BASF shares
                                  Jan. - Sept.   Full-year
Key data                                    2003           2002
Share price (end of period)(a)        euro 37.70     euro 36.08
High (a)                              euro 43.05     euro 49.80
Low (a)                               euro 28.41     euro 32.90
Average daily trade (number of
 shares) (a)                               3.40m          3.09m
BASF share performance (b)                + 8.3 %       - 11.2 %
DAX 30 performance (b)                   + 12.6 %       - 43.9 %
EURO STOXX 50 performance (b)             + 2.7 %        -36.1 %

(a) XETRA trading
(b) with dividends reinvested


    Supervisory Board changes: An Audit Committee was established in July. In August, employee representative Ralf Sikorski was appointed as a new member of the Supervisory Board of BASF Aktiengesellschaft, replacing Gerhard Zibell.

    Chemicals

    --  Sales up slightly on 2002 due to higher volumes

    -- Margin pressure and startup costs for investment projects in Asia burden income

    --  Inorganics portfolio strengthened by acquisition



Overview
                                    3rd Quarter    January - September
                                             Change             Change
Million euro                      2003  2002  in %   2003  2002  in %
Sales                            1,367 1,352   1.1  4,319 3,953   9.3
Thereof   Inorganics               181   172   5.2    548   523   4.8
          Petrochemicals           764   749   2.0  2,444 2,125  15.0
          Intermediates            422   431  (2.1) 1,327 1,305   1.7
EBITDA                             215   319 (32.6)   718   835 (14.0)
EBIT before special items          101   195 (48.2)   380   467 (18.6)
EBIT                                99   177 (44.1)   370   447 (17.2)
Additions to fixed assets          142    65 118.5    396   351  12.8
Assets (end of period)           4,913 5,064  (3.0)     -     -     -


    Third-quarter sales increased slightly (volumes 6.4 %, prices/currency - 5.7%).
    Income from operations before special items was lower than in 2002 in all three divisions, with the Inorganics division showing the most stable performance.
    In the Inorganics division, strong demand for glues and impregnating resins as well as catalysts had a positive effect on sales and income. However, the conversion of part of the chlorine production facilities at the Ludwigshafen site to a modern membrane process had a negative impact on income. We strengthened our inorganic specialties business through the acquisition of the Callery Chemical Division of the U.S. Mine Safety Appliances Company in September 2003.
    In the Petrochemicals division, sales improved slightly thanks to higher volumes. Income, however, fell noticeably as a result of the decline in olefin prices as well as scheduled maintenance of important production plants.
    In the Intermediates division, sales of diols and organic acids declined particularly. Sales of amines, however, increased. Income was negatively impacted by declining margins as a result of persistent competitive pressure as well as startup costs for investment projects in Asia.

    Plastics

    -- Sales remain steady in a difficult market due to higher volumes

    --  Very weak margins for fiber intermediates reduce income

    -- New TDI plant in South Korea already operating at high capacity



Overview
                                    3rd Quarter    January - September
                                             Change             Change
Million euro                      2003  2002  in %   2003  2002  in %
Sales                            2,135 2,159  (1.1) 6,595 6,377  3 .4
Thereof   Styrenics                850   890  (4.5) 2,738 2,520   8.7
          Performance Polymers     547   570  (4.0) 1,667 1,739  (4.1)
          Polyurethanes            738   699   5.6  2,190 2,118   3.4
EBITDA                             185   317 (41.6)   602   885 (32.0)
EBIT before special items           67   182 (63.2)   253   491 (48.5)
EBIT                                64   182 (64.8)   240   488 (50.8)
Additions to fixed assets           85   169 (49.7)   427   447  (4.5)
Assets (end of period)           5,964 6,375  (6.4)     -     -     -


    Sales in the third quarter almost attained the previous year's level (volumes 8.0 %, prices/currency - 7.8 %).
    Income from operations before special items was significantly lower than in 2002, mainly due to the loss posted by fiber intermediates.
    In the Styrenics division, sales and income declined despite slightly higher volumes. In particular, this decline was due to a fall in the price of polymers in Europe and the NAFTA region. Initial price increases were implemented in September.
    Sales in the Performance Polymers division declined due to the weak U.S. dollar and a low price level. Volumes of engineering plastics increased despite a difficult market environment.
    The integration of Honeywell's engineering plastics business is proceeding as planned and initial cost synergies have been realized. Income declined noticeably, however, as a result of the severe decline in margins for intermediates for the textile and fibers industry.
    Sales and income in the Polyurethanes division increased. In particular, volumes increased significantly in Europe and Asia. Our new Korean plant for TDI - a key component in the production of polyurethanes - started operations in the third quarter and capacity utilization is already high.

    Performance Products

    --  Sales decline due to currency effects

    --  Income down on previous year's good level

    --  Profitability of Functional Polymers increases



Overview
                                    3rd Quarter    January - September
                                             Change             Change
Million euro                      2003  2002  in %   2003  2002  in %
Sales                            1,930 2,027  (4.8) 5,748 6,087  (5.6)
Thereof   Performance Chemicals    788   839  (6.1) 2,386 2,543  (6.2)
          Coatings                 500   527  (5.1) 1,509 1,625  (7.1)
          Functional Polymers      642   661  (2.9) 1,853 1,919  (3.4)
EBITDA                             247   328 (24.7)   726   907 (20.0)
EBIT before special items          144   204 (29.4)   431   529 (18.5)
EBIT                               135   204 (33.8)   414   533 (22.3)
Additions to fixed assets           59    53  11.3    157   188 (16.5)
Assets (end of period)           4,909 5,394  (9.0)     -     -     -


    Third-quarter sales declined (volumes - 1.1 %, prices/currency -
4.0 %).
    Income from operations before special items exceeded the previous year's level only in the Functional Polymers division.
    Sales in the Performance Chemicals division were impaired by the weak U.S. dollar as well as pronounced seasonally lower demand in Europe. Sales of performance chemicals for coatings, plastics and specialties were affected to a lesser extent than products for the textile and leather industry. Income was reduced due to a lower level of capacity utilization.
    In the Coatings division, lower sales were due entirely to the decline of the U.S. dollar and the Brazilian real. Third quarter income did not reach the same high level as in 2002. Our system supplier concept for the automobile industry has proven its worth and has been extended to other production sites of our customers.
    Sales in the Functional Polymers division declined as a result of sluggish demand, in particular in the NAFTA region. In Asia, however, sales developed very positively. Prices and margins improved despite a difficult economic environment. Income therefore exceeded the previous year's level.

    Agricultural Products & Nutrition

    -- In Agricultural Products, sales increase and income improves significantly

    --  Fine Chemicals extends its value-adding chain for feed enzymes



Overview
                                3rd Quarter        January - September
                                             Change             Change
Million euro                      2003  2002  in %   2003  2002  in %
Sales                            1,054   902  16.9  3,855 3,939  (2.1)
Thereof Agricultural Products      585   411  42.3  2,469 2,452   0.7
        Fine Chemicals             469   491  (4.5) 1,386 1,487  (6.8)
EBITDA                              17  (130)    -    685   497  37.8
EBIT before special items          (97) (152) 36.2    349   212  64.6
Thereof Agricultural Products     (120) (187) 35.8    247   134  84.3
        Fine Chemicals              23    35 (34.3)   102    78  30.8
EBIT                              (114) (254) 55.1    303   104 191.3
Thereof Agricultural Products     (138) (188) 26.6    198   133  48.9
        Fine Chemicals              24   (66)    -    105   (29)    .
Additions to fixed assets           51    57 (10.5) 1,237   151 719.2
Assets (end of period)           7,226 6,647   8.7      -     -     -


    Sales in the Agricultural Products & Nutrition segment increased significantly in the third quarter (volumes 7.1 %, prices/currency 1.7 %).
    Agricultural Products: In the third quarter, sales improved considerably compared with the same period in 2002. This was due mainly to good sales at the start of the growing season in South America, an upturn in demand for products used in forestry and the fipronil business. Income was negative due to the seasonal nature of the business but, despite negative currency effects, improved significantly as a result of higher volumes and the cost-reduction measures that have been implemented.
    Fine Chemicals: Volumes increased in the third quarter, but sales declined because of currency effects. Sales of lysine, carotenoids and vitamin C as well as cosmetic raw materials, however, climbed. The decline in income was primarily the result of the currency effects already mentioned. We have further reduced inventories as planned. In the future, we will conduct our business with feed enzymes such as phytase on the basis of our own production, thus extending our value-adding chain in this business.

    Oil & Gas

    -- Significant increase in sales, in particular in natural gas trading

    --  Largest contribution to income of the BASF Group

    --  Successful entry into the Belgian gas market



Overview
                                      Change                  Change
Million
 euro                    2003    2002  in %      2003    2002  in %
Sales                     927     809    14.6   3,338   2,914    14.6
EBITDA                    342     363    (5.8)  1,178   1,077     9.4
EBIT before special
 items                    271     298    (9.1)    953     874     9.0
EBIT                      271     298    (9.1)    953     874     9.0
Additions to fixed
 assets                    73      63    15.9     170     132    28.8
Assets (end of period)  3,471   2,820    23.1       -       -       -


    Sales in the Oil & Gas segment increased significantly in the third quarter (volumes 8.2 %, prices/currency 3.6 %).
    The increase in sales was due mainly to higher volumes in our natural gas trading business. Successful entry into the Belgian gas market was secured through supply contracts that will ensure a 6 % share of the market by 2005. In our exploration and production activities, we produced significantly higher volumes of oil and gas. A higher oil price compared with the same period in 2002 led to an increase in sales, which was, however, partially offset by the weaker U.S. dollar.
    Income from operations remained at a high level. The decline in income was due primarily to currency effects in our exploration and production activities.
    In July 2003, BASF founded a joint venture with its Russian partner Gazprom to develop the Achimov formation in the Urengoi gas field in western Siberia, thus further extending this cooperation. Furthermore, an agreement was signed with the Romanian company Romgaz S.A. to produce natural gas in central Romania.

    Regions

    --  Europe weaker, NAFTA unsatisfactory

    --  Further improvement in South America

    --  Income in Asia more than doubled



                              Sales (location of   Sales (location of
Overview                            customer)           company)
                                            Change              Change
Million euro                    2003   2002 in %    2003   2002 in %
3rd Quarter
Europe                         4,225  4,011   5.3  4,522  4,380   3.2
Thereof Germany                1,513  1,604  (5.7) 3,145  3,119   0.8
North America (NAFTA)          1,637  1,783  (8.2) 1,656  1,836  (9.8)
South America                    537    444  20.9    461    363  27.0
Asia, Pacific Area, Africa     1,341  1,343  (0.1) 1,101  1,002   9.9
                               7,740  7,581   2.1  7,740  7,581   2.1

January - September
Europe                        14,104 13,004   8.5 15,027 14,106   6.5
Thereof Germany                5,161  5,184  (0.4)10,413  9,921   5.0
North America (NAFTA)          5,573  6,122  (9.0) 5,595  6,217 (10.0)
South America                  1,227  1,299  (0.2) 1,021  1,003   1.8
Asia, Pacific Area, Africa     3,917  3,844   1.9  3,178  2,873  10.6
                              24,821 24,199   2.6 24,821 24,199   2.6


Overview
                                            EBIT before special items
                                               (location of company)
                                                                Change
Million euro                                  2003    2002        in %
3rd Quarter
Europe                                         288     509      (43.4)
Thereof Germany                                210     370      (43.2)
North America (NAFTA)                          (22)    (13)     (69.2)
South America                                   77      72        6.9
Asia, Pacific Area, Africa                      60      23      160.9
                                               403     591      (31.8)

January - September
Europe                                       1,812   1,955       (7.3)
Thereof Germany                              1,352   1,421       (4.9)
North America (NAFTA)                           59      92      (35.9)
South America                                  160      37      332.4
Asia, Pacific Area, Africa                     148     147        0.7
                                             2,179   2,231       (2.3)


    In the third quarter, sales by location of company in Europe increased 3.2 %. In particular, sales were higher in the Agricultural Products & Nutrition and Oil & Gas segments. Income from operations before special items fell by euro 221 million to euro 288 million.
    In the NAFTA region, sales by location of company declined by 9.8 % in the third quarter as a result of the weaker U.S. dollar. In dollar terms, sales increased 3 %, in particular in the Chemicals and Agricultural Products & Nutrition segments. Income from operations before special items declined to euro (22) million primarily due to increased raw material costs. Our further intensified program of restructuring and cost-reduction measures in the NAFTA region is being rigorously implemented.
    In South America, third-quarter sales by location of company climbed 27 %, in particular due to higher sales of crop protection products. Income from operations before special items rose to euro 77 million.
    Third-quarter sales by location of company in the Asia, Pacific Area, Africa region increased 9.9 %; excluding currency effects, sales increased by 23 %. Income from operations before special items more than doubled to euro 60 million.

    Finance

    -- Cash provided by operating activities significantly exceeds full-year 2002

    -- Substantial cash released as a result of lower net current assets

    --  euro 400 million spent on share buybacks



Consolidated Statements of Cash Flows
                                                         January -
                                                          September
Million euro                                             2003    2002
Net income                                                757   1,305
Depreciation and amortization of fixed assets           1,769   1,853
Change in net current assets                              798    (848)
Miscellaneous items                                       231    (282)
Cash provided by operating activities                   3,555   2,028
Additions to tangible and intangible fixed assets      (1,452) (1,543)
Acquisitions/divestitures, net                         (1,456)    (42)
Financial investments and other items                    (229)    152
Cash used in investing activities                      (3,137) (1,433)
Proceeds from capital increases/(decreases)              (400)   (352)
Changes in financial indebtedness                       1,442   1,067
Dividends                                                (831)   (811)
Cash provided by/(used in) financing activities           211     (96)
Net changes in cash and cash equivalents                  629     499
Cash and cash equivalents as of beginning of year and
 other changes                                            229     346
Cash and cash equivalents                                 858     845
Marketable securities                                     396     318
Liquid funds                                            1,254   1,163


    At euro 3,555 million, cash provided by operating activities in the first three quarters was already significantly higher than the full-year amount for 2002 of euro 2,313 million. Substantial cash was released as a result of lower net current assets.
    Cash used in investing activities totaled euro 3,137 million. Expenditures for acquisitions were primarily related to the fipronil crop protection business and the purchase of Honeywell's engineering plastics business. At euro 1,452 million, additions to tangible and intangible fixed assets declined by 5.9 % and were lower than depreciation and amortization.
    Cash provided by financing activities was euro 211 million. In the first nine months of 2003, we bought back 11.3 million shares for euro 400 million or an average of euro35.57 per share. For the full year, a total of euro 500 million has been earmarked for share buybacks.
    Liquid funds increased to euro 1,254 million and financial indebtedness to euro 5,097 million, resulting in net debt of euro 3,843 million.

    Interim Financial Statements of BASF Group

    (abridged version)

    The interim financial statements have not been audited. The valuation methods used in the Consolidated Financial Statements for 2002 remained unchanged. Changes in the scope of consolidation were negligible. The acquisition of crop protection products from Bayer on March 21, 2003 is taken into account from this date onward. The sale of the fibers business to Honeywell and the simultaneous acquisition of their engineering plastics business is taken into account as of the beginning of May 2003.


Consolidated Statements of Income
                              3rd Quarter         January - September
                                            Change              Change
Million euro                     2003  2002 in %    2003   2002 in %
Sales, net of natural gas
 taxes                          7,740 7,581   2.1 24,821 24,199   2.6
Cost of sales                   5,502 5,159   6.6 17,255 16,172   6.7
Gross profit on sales           2,238 2,422  (7.6) 7,566  8,027  (5.7)

Selling expenses                1,122 1,154  (2.8) 3,366  3,596  (6.4)
General and administrative
 expenses                         173   170   1.8    509    518  (1.7)
Research and development
 expenses                         304   300   1.3    842    894  (5.8)
Other operating income             64    94 (31.9)   256    427 (40.0)
Other operating expenses          329   425 (22.6) 1,015  1,348 (24.7)
Income from operations            374   467 (19.9) 2,090  2,098  (0.4)

(Expense)/income from
 financial assets                 (40)   15     -    (93)    92     -
Interest result                   (68)  (27)    -   (206)   (72)    -
Financial result                 (108)  (12)    -   (299)    20     -
Income before taxes and
 minority interests               266   455 (41.5) 1,791  2,118 (15.4)

Income taxes                      143   199 (28.1)   995    756  31.6
Minority interests                  3     9 (66.7)    39     57 (31.6)
Net income                        120   247 (51.4)   757  1,305 (42.0)
Earnings per share (euro)        0.21  0.43 (51.2)  1.34   2.24 (40.2)
Number of shares in millions,
 weighted                         561   578  (2.9)   563    582  (3.3)



Consolidated Balance Sheets

                                     Sept.  Sept.        Dec.
                                      30,    30,   Change 31,   Change
Million euro                           2003   2002 in %    2002 in %
Assets
Intangible assets                     4,027  3,361  19.8  3,464  16.3
Property, plant and equipment        13,503 13,443   0.4 13,745  (1.8)
Financial assets                      3,048  3,394 (10.2) 3,249  (6.2)
Fixed assets                         20,578 20,198   1.9 20,458   0.6

Inventories                           4,630  4,681  (1.1) 4,798  (3.5)
Accounts receivable, trade            5,123  5,597  (8.5) 5,316  (3.6)
Miscellaneous receivables             3,021  2,596  16.4  2,947   2.5
Deferred taxes                        1,151  1,241  (7.3) 1,204  (4.4)
Liquid funds                          1,254  1,163   7.8    363 245.5
Current assets                       15,179 15,278  (0.6)14,628   3.8
Total assets                         35,757 35,476   0.8 35,086   1.9

Stockholders' equity and liabilities
Suscribed capital and capital surplus 4,408  4,408   0.0  4,408   0.0
Retained earnings and other equity   11,350 12,291  (7.7)12,138  (6.5)
Minority interests                      389    394  (1.3)   396  (1.8)
Stockholders' equity                 16,147 17,093  (5.5)16,942  (4.7)

Provisions for pensions and similar
 obligations                          3,894  3,870   0.6  3,910  (0.4)
Provisions for taxes and other
 provisions                           5,319  5,215   2.0  5,087   4.6
Provisions                            9,213  9,085   1.4  8,997   2.4

Financial indebtedness                5,097  3,515  45.0  3,610  41.2
Accounts payable, trade               2,161  2,402 (10.0) 2,376  (9.0)
Other liabilities                     3,139  3,381  (7.2) 3,161  (0.7)
Liabilities                          10,397  9,298  11.8  9,147  13.7
Total liabilities                    19,610 18,383   6.7 18,144   8.1
Total stockholders' equity and
 liabilities                         35,757 35,476   0.8 35,086   1.9


Consolidated Statements of Changes in Stockholders' Equity January -
 September 2003

                                                       Sub-
                                          Number       scribed Capital
Million euro                               of shares   capital surplus
As of January 1, 2003                      570,316,410   1,460  2,948
Net income
Share buy-back and cancellation
of own shares including own shares
 intended to be cancelled                  (11,255,000)    (28)    28
Dividends paid
(Decrease)/increase of foreign currency
translation adjustments
Capital injection by minority interests
Changes in scope of consolidation and
other changes
As of September 30, 2003                   559,061,410   1,432  2,976


Consolidated Statements of Changes in Stockholders' Equity January -
 September 2002

                                                       Sub-
                                          Number       scribed Capital
Million euro                               of shares   capital surplus
As of January 1, 2002                      583,401,370   1,494  2,914
Net income
Share buy-back and cancellation
of own shares including own shares
 intended to be cancelled                  (10,080,500)    (26)    26
Dividends paid
(Decrease)/increase of foreign currency
translation adjustments
Issuance of new stock from
conditional capital through the
of conversion rights of former
Wintershall stockholders                            40
Capital injection by minority interests
Changes in scope of consolidation and
other changes
As of September 30, 2002                   573,320,910   1,468  2,940


Consolidated Statements of Changes in Stockholders'
 Equity January - September 2003

                                        Currency              Stock-
                              Retained  translation Minority  holders'
Million euro                  earnings  adjustment  interests equity
As of January 1, 2003            12,468        (330)      396  16,942
Net income                          757                    39     796

Share buy-back and
 cancellation of own shares
 including own shares intended
 to be cancelled                   (400)                         (400)
Dividends paid                     (789)                  (42)   (831)
(Decrease)/increase of foreign
 currency
translation adjustments                        (345)       (6)   (351)
Capital injection by minority
 interests
Changes in scope of
 consolidation and
other changes                       (11)                    2      (9)
As of September 30, 2003         12,025        (675)      389  16,147


Consolidated Statements of Changes in Stockholders'
 Equity January - September 2002

                                        Currency              Stock-
                              Retained  translation Minority  holders'
Million euro                  earnings  adjustment  interests equity
As of January 1, 2002            12,222         532       360  17,522
Net income                        1,305                    57   1,362
Share buy-back and
 cancellation of own shares
 including own shares intended
 to be cancelled                   (390)                         (390)
Dividends paid                     (758)                  (53)   (811)
(Decrease)/increase of foreign
 currency
translation adjustments                        (620)       (7)   (627)
Issuance of new stock from
conditional capital through
 the
of conversion rights of former
Wintershall stockholders
Capital injection by minority
 interests                                                 38      38
Changes in scope of
 consolidation and
other changes                                              (1)     (1)
As of September 30, 2002         12,379         (88)      394  17,093


    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.


Publisher:
BASF Aktiengesellschaft
Corporate Department Communications
67056 Ludwigshafen
Germany

    You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.


You can also order reports:
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Important dates

-- March 17, 2004
Financial Results

-- April 29, 2004
Annual Meeting, Mannheim
Interim Report First Quarter 2004

-- August 4, 2004
Interim Report Second Quarter 2004

-- November 11, 2004
Interim Report Third Quarter 2004


    CONTACT: BASF A.G.
             Corporate Media Relations:
             Jennifer Moore-Braun
             Phone:  +49 621 60-20829
             Fax:    +49 621 60-92693
             E-Mail: jennifer.moore-braun@basf-ag.de
             or
             Investor Relations:
             Magdalena Moll
             Phone:  +49 621 60-48230
             Fax:    +49 621 60-22500
             E-Mail: investorrelations@basf-ag.de
             or
             General inquiries:
             Phone:  +49 621 60-0
             Fax:    +49 621 60-42525
             E-Mail: info.service@basf-ag.de
             or
             Internet: www.basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            BASF Aktiengesellschaft


Date: November 13, 2003     By: /s/ Elisabeth Schick
                            ------------------------------------
                            Name: Elisabeth Schick
                            Title: Director Site Communications Ludwigshafen
                            and Europe


                            By: /s/ Christian Schubert
                            ------------------------------------
                            Name: Christian Schubert
                            Title: Director Corporate Communications
                            BASF Group